Exhibit 4.8
AMENDMENT NO. 2
TO
FOREST CITY ENTERPRISES, INC.
1994 STOCK PLAN
(AS AMENDED AND RESTATED AS OF JUNE 21, 2005)
Recitals
     WHEREAS, Forest City Enterprises, Inc. (the “Company”) has adopted the 1994 Stock Plan (As Amended and Restated as of June 21, 2005) (“Plan”).
     WHEREAS, by approval of the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”), the Plan was amended by Amendment No. 1 effective December 12, 2005.
     WHEREAS, the Company now desires to amend the Plan further; and
     WHEREAS, the Compensation Committee has approved this Amendment No. 2 to the Plan (“Amendment No. 2”).
Amendment
     NOW, THEREFORE, the Plan is hereby amended by this Amendment No. 2, effective as of March 21, 2007, as follows:
     1. Paragraph A of Section 11 of the Plan is amended to read as follows:
     A. ADJUSTMENTS IN THE EVENT OF CHANGE IN COMMON STOCK
     The Committee shall make or provide for such adjustments in the numbers of Shares covered by outstanding Option Rights, Restricted Shares, Restricted Stock Units or Appreciation Rights granted hereunder, in the price per share applicable to such Option Rights and Appreciation Rights and in the kind of shares covered thereby, as the Committee, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Grantees that otherwise would result from (i) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (ii) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. With respect to each adjustment contemplated by the foregoing sentence, no such adjustment shall be made to the extent that such adjustment would cause an award to violate the provisions of Section 409A of the Code (unless otherwise agreed by the Committee and the holder of such award). Moreover, in the event of any such transaction or event, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under the Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Committee shall also make or provide for such adjustments in the numbers of Shares specified in Section 5-B of the Plan as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 11-A; provided, however, that any such adjustment to the number specified in Section 5-B(iii)(a) will be made only if and to the extent that such adjustment would not cause any Option Right intended to qualify as an Incentive Stock Option to fail so to qualify.
     2. Except as amended by Amendment No. 1 and No. 2, the Plan shall remain in full force and effect.